UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 14, 2025

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Approval of Composite Scheme of Amalgamation

As previously disclosed, the Board of Directors of Yatra Online Limited (“Yatra India”), the Indian subsidiary of Yatra Online, Inc. (the “Company”), approved a Composite Scheme of Amalgamation (“Scheme”) on August 12, 2024. The Scheme involves a structural reorganization of Yatra India (the “Amalgamated Company”) and its six wholly-owned subsidiaries (collectively, the “Amalgamating Companies”), and excludes the Company. The Amalgamating Companies and Amalgamated Company had previously filed the Scheme with the Hon’ble National Company Law Tribunal, Mumbai (“NCLT”), for the requisite approvals. The NCLT delivered an order dated February 07, 2025 allowing the first motion application. Subsequently, Yatra India filed the second motion application with NCLT for approval, which the NCLT allowed via an order dated July 10, 2025. The NCLT, via its order dated October 14, 2025 (“Order”), has approved the Scheme. The Scheme shall become effective upon filing of the certified copy of the Order with the Registrar of Companies, Mumbai, Maharashtra, India.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: October 15, 2025	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

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